SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 15, 2009

Date, Time and Place: September 15, 2009, at 4:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 - in the Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: the members of the Board of Directors. Call notice: Waived, due to the attendance of all the members of the Board of Directors. Presiding Board: The meeting was chaired by Mr. Constantino de Oliveira Júnior, who invited me, Henrique Constantino, to act as secretary. Agenda: Resolve on the execution of agreements, granting of guaranties and related documents in connection with the Lease Agreements executed by VRG Linhas Aéreas S.A. and Export-Import Bank of the United States (“VRG” and “Lease Agreements”). Resolutions: After the necessary explanations were provided, the following resolution were approved by unanimous vote: the execution of certain agreements, granting of guarantees and related documents by the Company in connection with the Lease Agreements relating to Boeing Aircrafts B737-800 model, serial numbers 35828, 35830, 37597, 37598, 36596 and 37599, with two engines CFM56-7B installed on each aircraft, and B737-700 model, serial number 37595, with two engines CFM56-7B installed in the aircraft, with the Board of Executive Officers being since now authorized to execute any documents related to this resolution. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby declare that this is a faithful copy of the original minutes drawn-up in the proper register.

São Paulo, September 15, 2009.

Constantino de Oliveira Júnior	Henrique Constantino
Chief Executive Officer	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.